Vacasa, Inc.
850 NW 13th Avenue
Portland, Oregon 97209

March 12, 2025

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Vacasa, Inc.
Schedule 13E-3/A filed March 5, 2025
File No. 005-93396
Revised Preliminary Proxy Statement on Schedule 14A filed March 5, 2025
File No. 001-41130

Ladies and Gentlemen:

Set forth below are the responses of Vacasa, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2025, with respect to Schedule 13E-3/A filed March 5, 2025, File No. 005-93396 (the “Schedule 13E-3/A”) and the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 5, 2025, File No. 001-41130 (the “Revised Preliminary Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Preliminary Proxy Statement (“Preliminary Proxy Statement Amendment No. 2”) and the Filing Persons (as defined in the Schedule 13E-3/A) are filing an amendment to the Schedule 13E-3/A (“Schedule 13E-3 Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Schedule 13E-3/A and the Revised Preliminary Proxy Statement filed March 5, 2025 unless otherwise specified. All capitalized terms used but not defined herein have the meaning given to them in the Revised Preliminary Proxy Statement.

Securities and Exchange Commission
March 12, 2025

Revised Preliminary Proxy Statement and Schedule 13E-3/A filed March 5, 2025

General

1.
We note your added disclosure that the Special Committee has received a competing offer from Davidson Kempner, which on its face has a higher per share cash consideration than the Merger Consideration, and that the Special Committee has yet to determine if any transaction with Davidson Kempner could be a Superior Proposal. Please revise your revised preliminary proxy statement to disclose whether, and if so, how, each of the Special Committee, the Board, the Purchaser Filing Parties, or the Rollover Filing Parties have updated their respective fairness determinations to account for the DK Proposal. Also, please disclose whether PJT will be updating its fairness opinion to consider the DK Proposal. If PJT will not update its opinion to address the DK Proposal, please explain why in your disclosure. Please note that we may have additional comments once you update your disclosure with regards to the DK Proposal.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment. As described on page 50 of the Preliminary Proxy Statement Amendment No. 2, the Special Committee is currently engaging in discussions and negotiations with Davidson Kempner to determine whether the DK Proposal could be a Superior Proposal.  The Special Committee’s determination will depend on a number of factors in addition to price, including, among others, considerations with respect to timing and closing risks.  The DK Proposal is currently only a non-binding proposal.  At this time, the Special Committee, the Board, the Purchaser Filing Parties and the Rollover Filing Parties continue to believe that the Mergers are fair to, and in the best interests of, Vacasa and the Unaffiliated Stockholders, even in light of the DK Proposal.  The Special Committee and the Board do not intend to change their respective fairness determinations unless the Special Committee determines (and the Board determines, acting upon the recommendation of the Special Committee) that the DK Proposal is a Superior Proposal and a definitive agreement is executed with Davidson Kempner, after giving effect to Parent’s matching rights under the Merger Agreement, as described in the section of the Revised Preliminary Proxy Statement entitled “The Merger Agreement.”  Because the Special Committee’s fairness determination has not changed, the Special Committee did not request an updated fairness opinion, and therefore, PJT Partners did not prepare one. Please see pages 5, 6, 7, 56, 59, 69 and 73 of the Preliminary Proxy Statement Amendment No. 2 for updated disclosure regarding the fairness determination of the Special Committee, the Board, the Purchaser Filing Parties and the Rollover Filing Parties in light of the DK Proposal.  To the extent the Special Committee has not reached a final determination with respect to the DK Proposal prior to mailing a definitive proxy statement to stockholders, once a final determination is reached by the Special Committee, the Company will promptly issue a press release and will also file with the SEC a supplement to the definitive proxy statement regarding such determination, which supplement will describe the factors the Special Committee considered in reaching such determination. Please see pages 5, 56 and 57 of the Preliminary Proxy Statement Amendment No. 2.

2.
We note your response to prior comments 2 and 8 and the disclosure you added in multiple places that the potential downward adjustment is subject to a floor of $3.52 per share based on 24,000 units under management at Closing. Please expand the disclosure provided in response to prior comment 8 to balance your disclosure throughout your revised preliminary proxy statement when discussing the $5.02 per share price to prominently clarify that the potential downward adjustment is subject to a floor of $3.52, including in the last answer on page 13.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment. Under the terms of the Merger Agreement, and as described in the Revised Preliminary Proxy Statement, the Merger Consideration is subject to potential downward adjustment based on two metrics: (i) the number of homes under management by Vacasa and its subsidiaries as of twelve Business Days prior to the anticipated closing date (the “Adjustment Measurement Date”) and (ii) Vacasa’s Liquidity (as defined in Vacasa’s Credit Agreement) as of the most recently available calculation of Liquidity within seven days of the Adjustment Measurement Date. The floor of $3.52 is based on only the first metric – the number of homes under management.  It is therefore possible that the Merger Consideration is adjusted further below $3.52 due to the Liquidity adjustment.  To assist stockholders in analyzing the scope of potential downward adjustments based on these two metrics, we have added a new Annex G to the Preliminary Proxy Statement Amendment No. 2, which includes full illustrative Merger Consideration adjustment tables, assuming a Closing Date of April 30, 2025 and May 31, 2025.  We have also added a reference to Annex G throughout the Preliminary Proxy Statement Amendment No. 2 when discussing the $5.02 share price and the potential downward adjustments.  Please see pages 2, 13, 52, 53, 56, 58, 66, 99, 100, 101 and 139 of the Preliminary Proxy Statement Amendment No. 2.

Securities and Exchange Commission
March 12, 2025

In addition, with a view towards disclosure, please explain why neither PJT’s fairness opinion nor the fairness determination of the Special Committee or the Board were based on the floor price.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment.  With respect to the fairness determination of the Special Committee and the Board, we respectively refer the Staff to the disclosure set forth on pages 5, 56 and 59 of the Revised Preliminary Proxy Statement, which state that, based on the review and consideration of the factors considered by the Special Committee and the Board, as applicable, the Special Committee and the Board were able to determine that the Mergers are fair to, and in the best interests of, Vacasa and the Unaffiliated Stockholders, even in the event of a maximum possible adjustment to the Merger Consideration. As noted on pages 6, 52, 53, 60, 62 and Annex B of the Preliminary Proxy Statement Amendment No. 2, PJT Partners expressed no opinion as to the Merger Consideration adjustments. As clarified on page 56 of the Preliminary Proxy Statement Amendment No. 2, although PJT Partners was directed by the Special Committee to opine on the unadjusted Merger Consideration of $5.02 per share without regard to any potential purchase price adjustments, the Special Committee was still able to reach the determination that the Mergers are fair to, and in the best interests of, Vacasa and the Unaffiliated Stockholders due to the reasons set forth on page 56.

Recommendation of the Special Committee and the Board; Reasons for the Mergers, page 50

3.
We note your response to prior comment 7 and the disclosure added to the top of page 60 that PJT did not opine on any adjustments to the Merger Consideration contained in the Merger Agreement. Please revise the bullet point captioned “Opinion of PJT” on page 52 to include similar disclosure.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, we have revised the bullet point captioned “Opinion of PJT Partners” on pages 52 and 53 of the Preliminary Proxy Statement Amendment No. 2 to include similar disclosure.

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Securities and Exchange Commission
March 12, 2025

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Benjamin J. Cohen of Latham & Watkins LLP at (212) 906-1623.

Very truly yours,
VACASA, INC.
By:	/s/ Robert W. Greyber
Name:	Robert W. Greyber
Title:	Chief Executive Officer

Enclosures

cc:	Rebecca Boyden, Chief Legal Officer & Chief Administrative Officer, Vacasa, Inc.
Lande Spottswood, Partner, Vinson & Elkins LLP
Alex Robertson, Partner, Vinson & Elkins LLP